SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                             FOR THE MONTH OF APRIL
                                      2004



                    FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.
             (Exact name of Registrant as specified in its charter)

                       Mexican Economic Development, Inc.
                 (Translation of Registrant's name into English)

                              United Mexican States
                 (Jurisdiction of incorporation or organization)


                           General Anaya No. 601 Pte.
                               Colonia Bella Vista
                           Monterrey, NL 64410 Mexico
                    (Address of principal executive offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                           Form 20-F  x       Form 40-F
                                     ---                 ---

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)

                                Yes                  No   x
                                     ---                 ---

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82--.)

              FEMSA Net Income up 95.9%, Reaching Ps. 1,346 Million
                           During First Quarter 2004

     MONTERREY, Mexico--(BUSINESS WIRE)--April 26, 2004--Fomento Economico Mexicano, S.A. de C.V. ("FEMSA") (NYSE: FMX; BMV: FEMSA UBD, FEMSA UB), the Leader in Latin Beverages, today reported strong operational and financial results for the first quarter of 2004.

     Business Highlights - First Quarter 2004

     -- FEMSA Consolidated Operating Income up 43.7% reaching Ps. 2.561 billion.

     -- Carbonated soft-drinks comparable sales volume in Mexico increased 3.7%, mostly from Coca-Cola brand. Coca-Cola FEMSA's integration process is moving forward. Operating income increased 51.4% to Ps.
          1.573 billion.

     --   FEMSA Cerveza's beer sales volume grew profitably: domestic up 5.8% to
          5.122 million hectoliters and exports up 32.8% to 480 thousand hectoliters, while operating income before management fee increased 24.5% reaching Ps. 675 million.

     -- Oxxo continued its expansion and opened 99 net new stores during the quarter, totaling 2,897 locations nationwide. Operating income increased by 50.3% to Ps. 169 million.


Contacts:

Juan F. Fonseca
(52) 818-328-6245
juan.fonseca@femsa.com.mx

Alan Alanis
(52) 818-328-6211
alan.alanis@femsa.com.mx

Emily Klingbeil
(52) 818-328-6189
emily.klingbeil@femsa.com.mx

Jose Antonio Fernandez, Chairman and CEO of FEMSA, commented, "We started the year 2004 on the right note. Our beer operations achieved significant volume growth and improved margins as we intensified our effort to grow profitably through focused market execution, efficient resource allocation, and better tailoring of our offers to the consumer. In soft drinks, we continue integrating our new territories into the FEMSA culture leveraging the best practices developed over time by Coca-Cola FEMSA. Consequently, we are better prepared to face the challenging competitive landscape of our soft-drink territories, particularly in Mexico. Our retail chain, Oxxo, continues its expansion, increasing its relevance for FEMSA as a valuable strategic vehicle for distributing our beverages."

Mr. Fernandez continued, "This quarter was a step in the right direction but we must keep working: I know we have the best team and have developed the right tools to continue consolidating our position as the leading beverage company in Latin America."

Notice
Upon the completion of our acquisition of Panamerican Beverages, Inc. ("Panamco"), we began consolidating its operating results as of May 2003. Therefore, operating results for Coca-Cola FEMSA and for FEMSA consolidated will not be fully comparable with previous quarters until the third quarter of 2004, and on a annual basis, they will not be fully comparable until we report our 2005 results.


DISCUSSION OF UNAUDITED FINANCIAL RESULTS FOR THE FIRST QUARTER ENDED MARCH 31, 2004 COMPARED TO THE FIRST QUARTER ENDED MARCH 31, 2003.



FEMSA

----------------------------------------------------------------------------------------------------------------------
                                                  FEMSA and Subsidiaries
                                        (Millions of Pesos and % change vs. IQ03)
----------------------------------------------------------------------------------------------------------------------
                                     Total Revenues          Income from Operations(1)             Operating Margin
                                  IQ 04            Chg           IQ 04            Chg           IQ 04            Chg
                                 ----------------------     --------------------------         -----------------------
FEMSA                             20,347          55.4%          2,561           43.7%          12.6%           (1.0%)
Coca-Cola FEMSA                   10,439         139.6%          1,573           51.4%          15.1%           (8.7%)
FEMSA Cerveza                     4,842           6.3%            675            24.5%          13.9%            2.0%
FEMSA Comercio                    4,660           24.9%           169            50.3%           3.6%            0.6%
FEMSA Empaques                    1,768           10.0%           236            8.2%           13.4%           (0.2%)


---------------------------------------
(1) Before Deduction of Management Fees for FEMSA Cerveza, FEMSA Comercio, and FEMSA Empaques.

FEMSA total revenues increased by 55.4% to Ps. 20.347 billion during 1Q04 from Ps. 13.091 billion during 1Q03. The increase in total revenues was driven by growth in every one of our main operating companies. In-line with 4Q03, most of the incremental revenue relates to Coca-Cola FEMSA and its new revenue sources. Other reasons for the growth in total revenues during the first quarter include:
(i) strong revenue growth of 24.9% at FEMSA Comercio due to the opening of 620 stores year over year, 99 of which were opened during the first quarter of 2004, and (ii) the 5.8% increase in FEMSA Cerveza's domestic sales volume combined with an average domestic price increase of 5.0% in nominal terms implemented during the month of February.

Gross margin decreased 90 basis points to 46.4% of total revenues during 1Q04 compared to 47.3% during 1Q03. This was primarily due to the integration of the new Coca-Cola FEMSA operations and, to a lesser extent, a slight contraction in the gross margin of FEMSA Empaques and a higher relevance of FEMSA Comercio as a part of our consolidated results.

Income from operations (including results of affiliated companies) increased by 43.7% to Ps. 2.561 billion during 1Q04, resulting in an operating margin of 12.6%. The observed operating margin contraction of 100 basis points from 1Q03 primarily resulted from the integration of the acquired Panamco soft-drink territories that have a lower level of profitability than Coca-Cola FEMSA's original territories. The decrease in operating margin during 1Q04 was also attributable to the increased contribution of the Oxxo retail chain in our consolidated financial results. The consolidated margin contraction was partially offset by 200 basis points of operating margin expansion at FEMSA Cerveza.

Net interest expense amounted to Ps. 704 million during 1Q04 compared to Ps. 150 million during the same quarter of 2003. This year over year increase is primarily due to the increased interest expense related to new debt issued by Coca-Cola FEMSA in order to finance the acquisition of Panamco.

Foreign exchange gain (loss) amounted to a gain of Ps. 150 million during 1Q04 compared to a loss of Ps. 163 million during 1Q03. This gain is primarily due to the 0.54% appreciation of the peso against the dollar on our net dollar liabilities.

Monetary position gain (loss) amounted to a gain of Ps. 499 million during 1Q04, compared to a loss of Ps. 13 million during 1Q04. The gain reflects an inflationary impact over the higher net liabilities recorded year over year.

Tax recognized during 1Q04 amounted to Ps. 1.020 billion, which includes income tax, tax on assets, and employee profit sharing ("taxes") compared to Ps. 652 million during 1Q03. This effective tax rate for the quarter was 43.1%.

Net income amounted to Ps. 1.346 billion during 1Q04, up 95.9% with respect to 1Q03.

Net majority income amounted to Ps. 814 million during 1Q04 compared with Ps. 419 million during 1Q03. Net majority income per FEMSA Unit(2) was Ps. 0.768 in 1Q04. Net majority income per FEMSA ADR, considering an exchange rate of Ps.
11.174 per dollar, was 0.688 dollars during 1Q04.

Capital expenditures amounted to Ps. 1.233 billion for 1Q04 compared to Ps.
1.648 billion in 1Q03. Approximately a third of this difference is explained by the investments we did last year at FEMSA Empaques for refurbishment of one of our glass bottle furnaces and the remaining amount is due to the timing of our capital investments at FEMSA Cerveza.

Consolidated net debt. As of March 31, 2004, FEMSA recorded a cash balance of Ps. 6.600 billion ($591 million) and a net debt balance of Ps. 30.408 billion ($2,721 million). Our consolidated net debt continued to decline in 1Q04, as Coca-Cola FEMSA reduced its debt while FEMSA Cerveza and Comercio increased their leverage in the ordinary course of their operations.

Recent Developments: "Six" stores transferred from FEMSA Cerveza to FEMSA Comercio. During the month of December 2003, all of the "Six" stores that were considered suitable to be converted into the Oxxo format were sold to FEMSA Comercio. This amounted to 319 "Six" stores. The transfer will increase FEMSA Cerveza's ability to focus on its core operations, while providing FEMSA Comercio with a number of proven locations. Approximately two-thirds of the transferred "Six" stores will be converted into Oxxos within the next 12 months, while the remaining stores will be converted over the medium-term.

In order to assure comparability, and in accordance with accounting rules, for 1Q03, we have taken the financial results of these "Six" stores from FEMSA Cerveza and incorporated them into FEMSA Comercio. The analysis presented herein, is based on these reclassified figures for the first quarter 2003. It is worth mentioning that this change has no impact on FEMSA Consolidated figures. For further details, please see the attached financial statements.


Coca-Cola FEMSA

Coca-Cola FEMSA's financial results and discussion are incorporated by reference to Coca-Cola FEMSA's press release, which is attached to this press release.




---------------------------------------
(2) FEMSA Units consists of FEMSA UBD units and FEMSA UB units. Each FEMSA UBD unit is comprised of one Series B share, two Series D-B shares and two Series D-L shares. Each FEMSA UB unit is comprised of five series B shares. The number of FEMSA Units outstanding as of March 31, 2004 was 1,059,462,090, equivalent to the total number of shares of the Company outstanding as of March 31, 2004 divided by 5.

FEMSA Cerveza

Domestic sales volume grew by 5.8% to 5.122 million hectoliters during 1Q04, reflecting favorable demand growth across all territories. We attribute this increase to (i) strong demand during the month of January in anticipation of a 5.0% nominal average domestic price increase which was implemented throughout the month of February, (ii) continued positive sales volume growth after we finished implementing the price increase, (iii) successful promotions of Sol, Tecate Light, and Indio brands, and (iv) continued modest recovery of the Mexican economy during the first quarter.

Export sales volume grew by 32.8% to 480 thousand hectoliters during 1Q04. Most of this increase came from sales to the United States, where we estimate that the increase of sales from the distributors to the retailers was approximately 15.0%, while the remaining growth came from inventory build-up at the distributors. This 15.0% increase in depletions was primarily due to (i) successful market strategies particularly for our Tecate and Dos Equis brands in the U.S., and (ii) a recovery in the U.S. economy during the first quarter. The export revenue per hectoliter increased 1.9% in peso terms, mainly as a result of a better average price.

Total revenues increased by 6.3% to Ps. 4.842 billion during 1Q04 from Ps. 4.555 billion in 1Q03. This positive growth is a result of a 7.7% increase in total sales volume as well as a 1.9% increase in export revenue per hectoliter, partially offset by a decrease of 1.1% in domestic revenue per hectoliter. The 5.0% average price increase in nominal terms is reflected only partially in the 1Q04 sales figures, given that it was implemented gradually throughout February.

Cost of sales increased 5.5%, which is still below total volume growth thanks to efficiencies, better purchasing terms for raw materials, headcount reductions, and lower transportation costs from our breweries to the warehouses. Gross profit reached Ps. 2.745 billion, a 6.9% increase compared to the first quarter of 2003. This favorable impact was due to the aforementioned improvements on volume, price and costs.

Administrative expenses increased 6.4% to Ps. 625 million during 1Q04 compared to Ps. 587 million in 1Q03. This increase was primarily due to the amortization of the commercial module of our Enterprise Resource Planning System ("ERP"), which began in 3Q03.

Selling expenses increased 1.2% to Ps. 1.433 billion during 1Q04 compared to Ps.
1.416 billion in 1Q03. This slight increase lagged comparable revenue growth due to various cost containment initiatives throughout the organization. As a percentage of sales, selling expenses decreased 150 basis points.

Participation in Affiliated Companies resulted in a loss of Ps. 12.9 million during the quarter compared to a loss of Ps. 22.6 million during 1Q03. This was due to efficiencies at Labatt USA.

Operating income (before deduction of management fees) increased 24.5% to Ps. 675 million during 1Q04 compared to Ps. 542 million during 1Q03. This increase reflects higher volumes in addition to improvements at the gross margin and operating expenses level. Operating margin (before deduction of management fees) increased 200 basis points to 13.9% of total revenues compared to 11.9% of total revenues during 1Q03. The margin expansion is attributable to higher sales volume over stable fixed costs, production efficiencies, better purchasing terms, and the effective implementation of expense containment initiatives


FEMSA Comercio


Total revenues increased by 24.9% to Ps. 4.660 billion during 1Q04 from Ps.
3.731 billion during 1Q03. This increase was in-line with the growth in new Oxxo stores, which increased by 620 net stores or 27.2% from 1Q03. During the first quarter of 2004, FEMSA Comercio continued its sustained growth performance adding 99 net new Oxxo stores. As of March 31, 2004, we had 2,897 Oxxos nationwide.

Oxxo same store sales increased an average of 10.0% during 1Q04 reflecting an increase in the average ticket of 4.1% and an increase in store traffic of 5.6%. This increase reflects the rapid pace of expansion as well as stronger category management practices that enabled Oxxo to improve the mix of products within the store. This positive trend in same store sales growth can be seen across the nation.

Cost of sales increased in-line with sales growth reaching Ps. 3.455 billion during 1Q04. Gross profit reached Ps. 1.205 billion during 1Q04, achieving a gross margin of 25.9% of total revenues. This figure increased 10 basis points from first quarter 2003 levels.

Administrative expenses increased 47.4% to Ps. 96 million during 1Q04 as a result of (i) new amortizations of ERP, (ii) expenses related to the ERP that can no longer be capitalized, and (iii) the opening of two new regional offices.

Selling expenses increased 20.0% to Ps. 941 million during 1Q04, declining to 20.2% of total revenues from 21.0% during the same period of 2003. With our increasing scale of operations, we are better able to leverage our investments in technology, systems, distribution, and personnel to further strengthen the development of Oxxo's business model.

Operating income increased 50.3% to Ps. 169 million during 1Q04 compared to Ps. 112 million in 1Q03. The increase in operating income was due to increased revenues from expanded operations and reductions in selling expenses as a percentage of total revenues. Operating margin expanded 60 basis points over the period to 3.6% of total sales for 1Q04. The improvements in selling expenses more than offset the additional administrative expenses, therefore allowing for an increase in the operating margin.

FEMSA Empaques


Total revenues increased by 10.0% to Ps. 1.768 billion during 1Q04. This increase was attributed to the following: (i) a surge in the sales volume of refrigerators shipped to the new Coca-Cola FEMSA territories, and (ii) a 11.5% sales volume increase in bottles, mainly to Coca-Cola FEMSA and FEMSA Cerveza.

Cost of sales increased 12.1% reaching Ps. 1.387 billion during 1Q04 compared to Ps. 1.237 billion during 1Q03. This increase is primarily due to the year over year increase in the sales volume of its principal products. Gross Profit increased by 3.2% to Ps. 381 million pesos in 1Q04 compared to Ps. 369 million in 1Q03. As a percentage of total revenues the gross profit margin declined 140 basis points in 1Q04, primarily reflecting a slight price decrease in real terms for its principal products. The real price decrease was due to (i) competitive market conditions, and (ii) a lower rate of peso devaluation against our dollar denominated revenues.

Operating Expenses decreased 4.0% to Ps. 145 million during 1Q04 compared to Ps. 151 million in 1Q03. This was due to a reduction in administrative expenses of 0.7% and a reduction in selling expenses of 5.5% from reduced shipping expenses related to the can export business and better efficiencies in the distribution of our products in Mexico.

Operating income increased by 8.2% to Ps. 236 million during 1Q04 resulting in an operating margin before management fees of 13.4% of total revenues, in line with 1Q03.

--------------------------------------------------------------------------------
CONFERENCE CALL INFORMATION:

Our First Quarter 2004 Conference Call will be held on: Monday April 26, 2004, 4:00 P.M. Eastern Time (3:00 P.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 1-800-915-4836, International:
973-317-5319. This Conference Call will also be transmitted through live webcast at http:ir.femsa.com
If you are unable to participate live, an instant replay of the conference call will be available through May 3, 2004. To listen to the replay please dial:
Domestic U.S.: 1-800-428-6051; International: 973-709-2089, Passcode: 351720.
--------------------------------------------------------------------------------


Set forth in this press release is certain unaudited financial information for FEMSA for the first quarter ended March 31, 2004, compared to the first quarter ended March 31, 2003. We are a holding company whose principal activities are grouped under the following sub-holding companies and carried out by their respective operating subsidiaries: Coca-Cola FEMSA, S.A. de C.V., which engages in the production, distribution and marketing of non-alcoholic beverages; FEMSA Cerveza, S.A. de C.V., which engages in the production, distribution and marketing of beer; FEMSA Comercio, S.A. de C.V., which engages in the operation of convenience stores; and FEMSA Empaques, S.A. de C.V., which engages in the production and distribution of packaging materials.

All of the figures in this report have been restated in constant Mexican pesos ("Pesos" or "Ps.") with purchasing power as of March 31, 2004 and were prepared in accordance with Mexican Generally Accepted Accounting Principles ("Mexican GAAP"). As a result, all percentage changes are expressed in real terms.

FORWARD LOOKING STATEMENTS
This report may contain certain forward-looking statements concerning our future performance that should be considered as good faith estimates made by us. These forward-looking statements reflect management expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, which could materially impact our actual performance.

--------------------------------------------------------------------------------
NOTES:
We invite you to register in our Investor Relations Site located at http://ir.femsa.com to receive notification of all of our press releases, earnings releases and IR Events automatically through our e-mail alert service. Please contact FEMSA's Investor Relations officers if you wish to have your name added or removed from this distribution list or to receive this press release through a specific medium only.
--------------------------------------------------------------------------------

       Seven pages of tables and Coca-Cola FEMSA's press release to follow

                                      FEMSA
                         Consolidated Income Statement
                   For the three months ended on March 31 of:

                               (Expressed in Millions of Pesos as of
                                           March 31, 2004)
------------------------------------------------------------------
                                          %            %       %
                                 2004  Integ.  2003  Integ.  Incr.
------------------------------------------------------------------
  Net sales                    20,270   99.6 13,024   99.5   55.6
  Other operating revenues         77    0.4     67    0.5   14.9
------------------------------------------------------------------
Total revenues                 20,347  100.0 13,091  100.0   55.4
Cost of sales                  10,913   53.6  6,899   52.7   58.2
------------------------------------------------------------------
Gross profit                    9,434   46.4  6,192   47.3   52.4
------------------------------------------------------------------
  Administrative expenses       1,513    7.4  1,193    9.1   26.8
  Selling expenses              5,347   26.3  3,194   24.4   67.4
------------------------------------------------------------------
Operating expenses              6,860   33.7  4,387   33.5   56.4
Participation in affiliated
 companies                        (13)  (0.1)   (23)  (0.2) (43.5)
------------------------------------------------------------------
Income from operations          2,561   12.6  1,782   13.6   43.7
------------------------------------------------------------------
      Interest expense           (792)         (344)        130.2
      Interest income              88           194         (54.6)
------------------------------------------------------------------
  Interest expense, net          (704)         (150)          N.S.
  Foreign exchange (loss) gain    150          (163)          N.S.
  Gain (loss) on monetary                                     N.S.
   position                       499           (13)
------------------------------------------------------------------
Integral result of financing      (55)         (326)         83.1
Other (expenses) income          (140)         (117)         19.7
------------------------------------------------------------------
Income before taxes             2,366         1,339          76.7
Taxes                          (1,020)         (652)         56.4
------------------------------------------------------------------
Net Income                      1,346           687          95.9
------------------------------------------------------------------
Net majority income               814           419          94.3
Net minority income               532           268          98.5
------------------------------------------------------------------



EBITDA & CAPEX
------------------------------------------------------------------
Operating Income                2,561   12.6  1,782   13.6   43.7
Depreciation                      716    3.5    578    4.4   23.7
Amortization & other              754    3.7    490    3.7   53.8
------------------------------------------------------------------
EBITDA                          4,030   19.8  2,851   21.8   41.4
CAPEX                           1,233         1,648         (25.2)
------------------------------------------------------------------


                               -----------------------------------
FINANCIAL RATIOS (Times)         2004          2003      Var. p.p.
------------------------------------------------------------------
Liquidity                        1.15          1.90         (0.75)
Interest coverage(1)             5.73         19.00        (13.28)
Leverage                         1.22          0.85          0.37
Capitalization                  45.16%        32.69%        12.47
------------------------------------------------------------------
(1) Income from operations + depreciation + other non-cash charges / interest expense, net.

                                      FEMSA
                           Consolidated Balance Sheet
                                As of March 31,:


                                          (Expressed in Millions of
                                          Pesos as of March 31, 2004)
                                        ------------------------------
ASSETS                                       2004       2003  % Incr.
---------------------------------------------------------------------
Cash and cash equivalents                   6,600     14,536   (54.6)
Accounts receivable                         4,302      3,078    39.8
Inventories                                 6,816      5,453    25.0
Prepaid expenses                            1,836      1,341    36.9
---------------------------------------------------------------------
Total Current Assets                       19,554     24,408   (19.9)
Property, plant and equipment, net         42,524     31,796    33.7
Goodwill(1)                                34,778        762     N.S.
Deferred assets                             6,179      5,309    16.4
Other assets                                1,872      1,380    35.7
---------------------------------------------------------------------
TOTAL ASSETS                              104,907     63,655    64.8
---------------------------------------------------------------------

LIABILITIES & STOCKHOLDERS' EQUITY
---------------------------------------------------------------------
Bank loans                                  2,269      3,859   (41.2)
Current maturities long term debt           2,461        539   356.6
Interest payable                              403        210    91.9
Dividends payable                             908      1,087   (16.5)
Operating liabilities                      10,906      7,120    53.2
---------------------------------------------------------------------
Total Current Liabilities                  16,947     12,815    32.2
Bank loans                                 32,278     10,453   208.8
Deferred income taxes                       3,761      4,210   (10.7)
Other liabilities                           4,716      1,743   170.6
---------------------------------------------------------------------
Total Liabilities                          57,702     29,221    97.5
Total Stockholders' equity                 47,205     34,434    37.1
---------------------------------------------------------------------
LIAB. & STOCKHOLDERS' EQUITY              104,907     63,655    64.8
---------------------------------------------------------------------

                                        ---------------------
                                             March   December
NET DEBT                                     2004       2003
-------------------------------------------------------------
FEMSA Holding                                (741)      (492)
Coca-Cola FEMSA                            25,032     26,561
FEMSA Cerveza                               3,022      2,280
FEMSA Comercio                              1,343      1,041
FEMSA Empaques                              1,752      1,737
-------------------------------------------------------------
Total Consolidated                         30,408     31,126
-------------------------------------------------------------

Short-Term                                  2,269      2,465
Long-Term                                  34,739     36,524
-------------------------------------------------------------
Total Debt                                 37,008     38,989
Cash & Cash Equivalents                     6,600      7,863
-------------------------------------------------------------
Net Debt                                   30,408     31,126
-------------------------------------------------------------
(1) Consist mainly in the intangible assets generated by Panamco acquisition.

                                Coca-Cola FEMSA
                            Results from operations
                    For the three months ended March 31 of:

Expressed in Millions of        --------------------------------------
Pesos as of March 31, 2004                  %               %      %
                                    2004  Integ.    2003  Integ. Incr.
------------------------------- --------------------------------------
Net sales                       10,367.4   99.3  4,303.5   98.8 140.9
Other revenues                      71.7    0.7     53.1    1.2  35.0
------------------------------- --------------------------------------
Total revenues                  10,439.1  100.0  4,356.6  100.0 139.6
Cost of good sold                5,388.6   51.6  2,100.6   48.2 156.5
------------------------------- --------------------------------------
Gross margin                     5,050.5   48.4  2,256.0   51.8 123.9
------------------------------- --------------------------------------
Administrative expenses            601.7    5.8    343.8    7.9  75.0
Sales expenses                   2,876.1   27.6    873.4   20.0 229.3
------------------------------- --------------------------------------
Operating expenses               3,477.8   33.3  1,217.2   27.9 185.7
------------------------------- --------------------------------------
Income from operations           1,572.7   15.1  1,038.8   23.8  51.4
Depreciation                       307.4    2.9    125.6    2.9 144.7
Other non-cash charges             262.2    2.5     96.8    2.2 170.9
------------------------------- --------------------------------------
EBITDA                           2,142.3   20.5  1,261.2   28.9  69.9
Capital Expenditures               409.0           364.1         12.3
------------------------------- --------------------------------------


Sales Volumes (1)
(Millions of Unit Cases)
------------------------------- --------------------------------------
Mexico                             228.3   51.8    228.1   53.3   0.1
Central America                     26.5    6.0     24.6    5.8   7.5
Colombia                            41.6    9.4     44.2   10.3  (5.9)
Venezuela                           40.9    9.3     28.3    6.6  44.5
Brazil                              66.4   15.1     70.9   16.6  (6.3)
Argentina                           37.1    8.4     31.6    7.4  17.5
------------------------------- --------------------------------------
Total KOF                          440.8  100.0    427.7  100.0   3.0
------------------------------- --------------------------------------
(1) For comparison purposes the 2003 sales volumes of the acquired Panamco territories, were included.

                                 FEMSA Cerveza
                            Results from operations
                   For the three months ended on March 31 of:


                                                   ---------------------------------------------------------------------
Expressed in Millions of                                                     2003     "SIX"      2003
Pesos as of March 31, 2004                              2004    % Integ.   Reported   Stores   Comparable % Integ.% Incr.
-------------------------------------------------- ---------------------------------------------------------------------

Net sales                                             4,809.9       99.3    4,697.9    179.3     4,518.6    99.2    6.4
Other revenues                                           31.7        0.7       36.3                 36.3     0.8  (12.7)
-------------------------------------------------- ---------------------------------------------------------------------
Total revenues                                        4,841.6      100.0    4,734.2    179.3     4,554.9   100.0    6.3
Cost of good sold                                     2,096.2       43.3    2,129.3    141.6     1,987.7    43.6    5.5
-------------------------------------------------- ---------------------------------------------------------------------
Gross margin                                          2,745.4       56.7    2,604.9     37.7     2,567.2    56.4    6.9
-------------------------------------------------- ---------------------------------------------------------------------
Administrative expenses                                 624.6       12.9      589.4      2.3       587.1    12.9    6.4
Sales expenses                                        1,433.2       29.6    1,450.7     35.1     1,415.6    31.1    1.2
-------------------------------------------------- ---------------------------------------------------------------------
Operating expenses                                    2,057.8       42.5    2,040.1     37.4     2,002.7    44.0    2.8
Participation in affiliated companies                   (12.9)                (22.6)               (22.6)         (42.9)
------------------------------------------------------------------------------------------------------------------------
Income from operations before
  management fee                                        674.7       13.9      542.2      0.3       541.9    11.9   24.5
Management fee                                          103.9        2.1      107.5                107.5     2.4   (3.3)
Income from operations                                  570.8       11.8      434.7      0.3       434.4     9.5   31.4
-------------------------------------------------- ---------------------------------------------------------------------
Depreciation                                            282.6        5.8      299.6                299.6     6.6   (5.7)
Other non-cash charges                                  429.8        8.9      387.7                387.7     8.5   10.9
-------------------------------------------------- ---------------------------------------------------------------------
EBITDA                                                1,283.2       26.5    1,122.0      0.3     1,121.7    24.6   14.4
Capital Expenditures                                    573.2                 871.2                871.2          (34.2)
-------------------------------------------------- ---------------------------------------------------------------------

Sales integration
-------------------------------------------------- ---------------------------------------------------------------------
Domestic revenues  Millions of Ps.                    4,443.5       92.4    4,427.1              4,247.8    94.0    4.6
Exports revenues:  Millions of Ps.                      366.4        7.6      270.8                270.8     6.0   35.3
                   US Millions                           32.8                  23.7                 23.7           38.4
------------------------------------------------------------------------------------------------------------------------

Sales volumes
(Thousand hectoliters)
-------------------------------------------------- ---------------------------------------------------------------------
Domestic                                              5,122.0       91.4    4,840.6              4,840.6    93.1    5.8
Exports                                                 480.2        8.6      361.5                361.5     6.9   32.8
-------------------------------------------------- ---------------------------------------------------------------------
Total                                                 5,602.2      100.0    5,202.1              5,202.1   100.0    7.7
-------------------------------------------------- ---------------------------------------------------------------------
-------------------------------------------------- ---------------------------------------------------------------------

Revenue per hectoliter
-------------------------------------------------- ---------------------------------------------------------------------
Domestic                                                867.5                 914.6                877.5           (1.1)
Exports                                                 763.0                 749.1                749.1            1.9
-------------------------------------------------- ---------------------------------------------------------------------
Total                                                   858.6                 903.1                868.6           (1.2)
-------------------------------------------------- ---------------------------------------------------------------------

Total presentation mix
(%)
-------------------------------------------------- ---------------------------------------------------------------------
Returnable                                                          67.3                                    69.5
Non Returnable                                                       9.1                                     8.0
Cans                                                                23.6                                    22.5
-------------------------------------------------- ---------------------------------------------------------------------
Total                                                              100.0                                   100.0
-------------------------------------------------- ---------------------------------------------------------------------


                                 FEMSA Comercio
                            Results from operations
                   For the three months ended on March 31 of:


                                              ---------------------------------------------------------------------
Expressed in Millions of                                                2003    "SIX"      2003
Pesos as of March 31, 2004                        2004   % Integ.    Reported   Stores  Comparable % Integ.  % Incr.
--------------------------------------------- ---------------------------------------------------------------------
Net sales                                        4,660.3    100.0    3,551.2     179.3   3,730.5    100.0     24.9
Other revenues
--------------------------------------------- ---------------------------------------------------------------------
Total revenues                                   4,660.3    100.0    3,551.2     179.3   3,730.5    100.0     24.9
Cost of good sold                                3,455.2     74.1    2,627.9     141.6   2,769.5     74.2     24.8
--------------------------------------------- ---------------------------------------------------------------------
Gross margin                                     1,205.1     25.9      923.3      37.7     961.0     25.8     25.4
--------------------------------------------- ---------------------------------------------------------------------
Administrative expenses                             95.7      2.1       62.6       2.3      64.9      1.7     47.4
Sales expenses                                     940.5     20.2      748.6      35.1     783.7     21.0     20.0
--------------------------------------------- ---------------------------------------------------------------------
Operating expenses                               1,036.2     22.2      811.2      37.4     848.6     22.7     22.1
--------------------------------------------- ---------------------------------------------------------------------
Income from operations before
  management fee                                   168.9      3.6      112.1       0.3     112.4      3.0     50.3
Management fee                                      28.1      0.6       16.3                16.3      0.4     71.9
Income from operations                             140.8      3.0       95.8       0.3      96.1      2.6     46.6
--------------------------------------------- ---------------------------------------------------------------------
Depreciation                                        41.6      0.9       30.8                30.8      0.8     35.0
Other non-cash charges                              39.8      0.9       33.1                33.1      0.9     20.2
--------------------------------------------- ---------------------------------------------------------------------
EBITDA                                             222.2      4.8      159.7       0.3     160.0      4.3     38.9
Capital Expenditures                               231.7               210.3               210.3              10.2
--------------------------------------------- ---------------------------------------------------------------------


                                              -------------------------------
Information of Oxxo Stores                          2004     2003   % Incr.
--------------------------------------------- -------------------------------
Total stores                                       2,897    2,277       27.2
New oxxo stores                                       99       61       62.3
Same stores data: (1)
   Sales (Thousands Pesos)                         529.9    481.7       10.0
   Traffic                                          21.0     19.9        5.6
   Ticket                                           25.2     24.2        4.1
--------------------------------------------- -------------------------------


(1) Monthly average information per store, considering same stores with 13 months of operations.

                                 FEMSA Empaques
                             Results from operations
                   For the three months ended on March 31 of:


Expressed in Millions of                   -------------------------------------
Pesos as of March 31, 2004                            %             %       %
                                              2004  Integ.  2003  Integ.  Incr.
------------------------------------------ -------------------------------------
Net sales                                  1,761.0    99.6 1,600.6   99.6  10.0
Other revenues                                 6.7     0.4     6.0    0.4  12.9
------------------------------------------ -------------------------------------
Total revenues                             1,767.7   100.0 1,606.6  100.0  10.0
Cost of good sold                          1,386.5    78.4 1,237.3   77.0  12.1
------------------------------------------ -------------------------------------
Gross margin                                 381.2    21.6   369.3   23.0   3.2
------------------------------------------ -------------------------------------
Administrative expenses                       45.6     2.6    45.9    2.9  (0.7)
Sales expenses                                99.2     5.6   105.0    6.5  (5.5)
------------------------------------------ -------------------------------------
Operating expenses                           144.9     8.2   150.9    9.4  (4.0)
------------------------------------------ -------------------------------------
Income from operations before
  management fee                             236.4    13.4   218.4   13.6   8.2
Management fee                                27.0     1.5    26.2    1.6   3.1
Income from operations                       209.4    11.8   192.3   12.0   8.9
------------------------------------------ -------------------------------------
Depreciation                                  74.4     4.2    63.5    4.0  17.2
Other non-cash charges                        18.4     1.0    17.6    1.1   4.6
------------------------------------------ -------------------------------------
EBITDA                                       302.2    17.1   273.4   17.0  10.6
Capital Expenditures                          26.6           208.1        (87.2)
------------------------------------------ -------------------------------------

Total sales volume                         ------------------------
(Millions of pieces)                          2004    2003 % Incr.
------------------------------------------ ------------------------
Cans                                         742.3   737.3     0.7
Crown Caps                                 3,576.4 3,115.5    14.8
Glass Bottles                                233.9   209.8    11.5
------------------------------------------ ------------------------
Export volumes: Cans                          86.8   148.9   (41.7)
                Crown Caps                 2,394.1 1,727.5    38.6
------------------------------------------ ------------------------
Exports revenues:   Millions of Ps.          190.6   210.8    (9.6)
                    US Millions               17.1    18.4    (7.1)
------------------------------------------ ------------------------


                                           ------------------------
% of sales revenue by client category:                       Var.
                                              2004    2003   p.p.
-------------------------------------------------------------------
Intercompany sales                            52.7    57.8    (5.1)
------------------------------------------ ------------------------
    FEMSA Cerveza                             38.6    37.6     1.0
    Coca-Cola FEMSA                           14.1    20.2    (6.1)
------------------------------------------ ------------------------
Third-party sales                             47.3    42.2     5.1
------------------------------------------ ------------------------
    Domestic                                  36.4    29.7     6.7
    Export                                    10.9    12.5    (1.6)
------------------------------------------ ------------------------
Total                                        100.0   100.0       -
------------------------------------------ ------------------------

                                      FEMSA
                           Other Financial Information
                  For the three months ended on March 31, 2004:


MACROECONOMIC INFORMATION
                                  Inflation 2004     Exchange Rate
                                 -------------------------------------
                                   LTM   I trim.    Per USD   Per Peso
----------------------------------------------------------------------
Mexico                              4.23%  1.570%     11.1740  1.0000
Colombia                            5.98%  2.870%  2,678.1600  0.0042
Venezuela                          23.56%  6.350%  1,920.0000  0.0058
Brazil                              6.50%  1.720%      2.9090  3.8412
Argentina                           2.72%  0.800%      2.8600  3.9070
----------------------------------------------------------------------

PRESS RELEASE
FOR IMMEDIATE RELEASE
FOR FURTHER INFORMATION:
Alfredo Fernandez / Julieta Naranjo
Investor Relations Department
Coca-Cola FEMSA, S.A. de C.V.
(52-55) 5081-5120 / 5121 / 5148
afernandeze@kof.com.mx / jnaranjo@kof.com.mx
WEBSITE: www.cocacola-femsa.com.mx


              COCA-COLA FEMSA announces first quarter 2004 results

                               FIRST QUARTER 2004

     -- Consolidated revenues reached Ps.10,439.0 million and consolidated operating income totaled Ps.1,572.7 million during the first quarter of 2004, reaching a consolidated operating margin of 15.1%.

Mexico City (April 26, 2004) - Coca-Cola FEMSA, S.A. de C.V. (BMV: KOFL; NYSE:
KOF) ("Coca-Cola FEMSA" or the "Company"), the largest Coca-Cola bottler in Latin America and second largest Coca-Cola bottler in the world, announced today its consolidated results for the first quarter of 2004.

"The implementation of our values and our organizational culture throughout our new territories is helping us to face a new competitive dynamics in our different markets. We expect to achieve better results as we implement initiatives that include: aligning our operating practices, developing new packaging and product alternatives for the consumer along with market segmentation initiatives " stated Carlos Salazar, Chief Executive Officer of the Company.

CONSOLIDATED RESULTS

During the first quarter of 2004, our consolidated revenues reached Ps.10,439.0 million. Average price per unit case was Ps.23.52 (U.S.$2.10). Consolidated operating income reached Ps.1,572.7 million during the first quarter of 2004, resulting in a 15.1% operating margin.

The integral cost of financing totaled Ps.26.9 million during the first quarter of 2004, reflecting the greater accrued interest expenses related to the additional indebtedness incurred and assumed in connection with the Panamco acquisition, which were partially offset by the consolidated monetary position gain, resulting from inflation adjustments applied to the consolidated net monetary position.

The income tax, tax on assets and employee profit sharing as a percentage of income before taxes, was 41.3% during the first quarter of 2004, reflecting the Mexican effective tax rate of 43.0% including the employee profit sharing rate of 10% that applied to our Mexican income before taxes, which comprised the majority of the taxable income during the quarter.

Consolidated majority net income was Ps.868.4 million in the first quarter of 2004, resulting in earnings per share ("EPS") of Ps.0.470 (U.S.$0.421 per ADS) computed on the basis of 1,846 million shares outstanding (each ADS represents ten local shares).

BALANCE SHEET

As of March 31, 2004, Coca-Cola FEMSA had a cash balance of Ps.2,533 million (U.S.$226.8 million), total short-term debt of Ps.2,007 million (U.S.$179.7 million) and long-term debt of Ps.25,588 million (U.S.$2,290.8 million).

During the first quarter of 2004, the Company prepaid U.S.$235 million of debt maturing 2006 and Ps.905 million (equivalent to approximately U.S.$81.0 million) of debt maturing in 2004. This was achieved by taking a new U.S.$50 million six year bullet bank loan and a Ps.1,650 million seven year bullet bank loan (equivalent to approximately U.S.148 million) and the remaining with cash on hand. This refinancing improved our maturity profile and currency exposure.

The following charts set forth the debt profile of the Company by currency and interest rate type, and the debt amortization schedule as of March 31, 2004:

--------------------------------------------------------------------------------
Currency                     % Total Debt        % Interest Rate        Average
                                                     Floating           Rate(1)
--------------------------------------------------------------------------------
U.S. dollars                     39%                   11%               6.36%
Mexican pesos                    58%                   58%               8.00%
Colombian pesos                   2%                   100%              10.43%
Brazilian real                    1%                   100%              22.35%
--------------------------------------------------------------------------------
(1) Annualized average interest rate per currency for the first quarter of 2004.



                           Debt amortization schedule
                     Amounts in millions (Local Currency)(1)
--------------------------------------------------------------------------------------------------------
                                  U.S. dollars         Mexican pesos  Colombian pesos  Brazilian real
--------------------------------------------------------------------------------------------------------
2004                                  $  153.7                                           R.        70.5
2005                                      35.6         Ps.   3,206.9     Col.  65,750
2006                                     321.8               2,209.0           45,000
2007                                      70.2               2,913.8           34,250
2008                                      34.9               4,206.9
2009 and thereafter                      340.0               3,150.0
--------------------------------------------------------------------------------------------------------


(1) Debt amortization valued at face value as of March 31, 2004.

OPERATING RESULTS BY TERRITORY

We began consolidating the results of our new territories during the second quarter of 2003 in accordance with Mexican GAAP. Corporacion Interamericana de Bebidas S.A. de C.V., formerly known as Panamerican Beverages, Inc. ("Panamco") had historically prepared its financial statements in accordance with U.S. GAAP and presented financial information in U.S. dollars. We have historically and will continue to prepare our financial statements in accordance with Mexican GAAP and present financial information in Mexican pesos. The results of our new territories in Mexican GAAP and Mexican pesos are different from and may not be comparable to those reported by Panamco for prior periods. In addition, Panamco results have not been included in our financial statements for periods prior to May 2003.

Financial information for the first quarter of 2004 includes three months results for all of our territories. Coca-Cola FEMSA's financial information will not be comparable with previous quarters until the third quarter of 2004, and on a yearly basis, until the end of 2005.

For volume comparison purposes, we included the sales volume figures recorded by Panamco for the first quarter of 2003.

FIRST QUARTER 2004 SUMMARY:



------------------------------------------------------------------------------------------------------------
                        Volume (MUC)       Operating Income         % Total           % Operating Margin
                                               (million)
------------------------------------------------------------------------------------------------------------
Mexico                      228.3                   Ps. 1,181.6      75.1%                  19.4%
Central America             26.5                          104.9       6.7%                  12.6%
Colombia                    41.6                           36.2       2.3%                   4.3%
Venezuela                   40.9                           65.5       4.2%                   6.7%
Brazil                      66.4                           79.1       5.0%                   7.4%
Argentina                   37.1                          105.6       6.7%                  16.9%
------------------------------------------------------------------------------------------------------------
Total                       440.8                   Ps. 1,572.7     100.0%                  15.1%
------------------------------------------------------------------------------------------------------------



MEXICAN OPERATING RESULTS

Revenues

Revenues in the Mexican territories reached Ps.6,097.6 million for the first quarter of 2004. Average price per unit case was Ps.26.51 (U.S.$2.38). Excluding Ciel water volumes in 5.0, 19.0 and 20.0 Lt packaging presentations, average price per unit case was Ps.30.35 (U.S.$ 2.71).

During the quarter Carbonated Soft Drink ("CSD") volumes increased 3.7% as compared to the same period in 2003. The CSD volume increase was mainly driven by a 4.3% growth in the cola category. Total sales volume reached 228.3 Million Unit Cases ("MUC") in the first quarter of 2004, remaining almost flat over the same period in 2003, due to lower bottled water volumes in our territories which offset CSD volume growth.

During the first quarter of 2004, we introduced Mundet Multi-flavors in a 2.0 Lt polyethylene terephtalate ("PET") presentation and 600 ml PET presentation on a segmented channel basis and brand Coca-Cola in an 8 oz mini-can focusing on the recovery of consumption of individual servings.

Income from Operations

Gross profit totaled Ps.3,232.2 million reaching a 53.4% margin as percentage of total revenues for the first quarter of 2004. During the quarter we experienced higher sweetener prices which partially offset PET price decreases as compared to the fourth quarter of 2003.

Operating profit totaled Ps.1,181.6 million, reaching a 19.4% margin as a percentage of total revenues. Selling expenses measured by unit case were impacted by (i) lower fixed cost absorption driven by lower seasonal volumes as compared to the fourth quarter of 2003, (ii) the standardization of cooler and distribution fleet maintenance practices in our new territories, and (iii) the introduction of cooler equipment.

CENTRAL AMERICAN OPERATING RESULTS (Guatemala, Nicaragua, Costa Rica and Panama)

Revenues

Total revenues reached Ps.830.7 million during the first-quarter of 2004. Average price per unit case was Ps.31.23 (U.S.$2.80) during this period, due to price increases implemented during the quarter in Costa Rica and in Guatemala, and a more favorable packaging mix. In the first quarter of 2004, total sales volume in our Central American territories increased by 7.7% to 26.5 MUC as compared to the same period in 2003, mainly as a result of the 8.3% growth of brands Coca-Cola, which accounted for more than 70% of incremental volumes.

In the first quarter of 2004, with the purpose of strengthening our packaging/product portfolio and developing new price points in the market, we introduced (i) a 2.0 Lt PET non-returnable for flavors in Nicaragua, (ii) 8 oz, 500 ml and 1.0 Lt returnable glass presentations for brand Coca-Cola in Costa Rica, and (iii) the upsize of the 500 ml PET flavors presentation to a 600 ml PET in Panama.

Income from Operations

Gross profit totaled Ps.397.9 million during the first quarter of 2004, reaching a 48.1% gross margin. During this period the Company experienced raw material price increases in line with inflation as compared to the fourth quarter of 2003 and lower fixed cost absorption due to the sales volume seasonality of the business. Operating income totaled Ps.104.9 million during the first quarter of 2004, reaching an operating income margin of 12.6%. During the quarter, the Company experienced lower administrative and selling expenses derived from the savings achieved through better practices, mainly in distribution fleet maintenance, marketing expenses and headcount optimization in prior quarters.

COLOMBIAN OPERATING RESULTS

Revenues

Total revenues reached Ps.848.3 million during the first quarter of 2004, an average price per unit case of Ps.20.39 (U.S.$1.82). Total sales volume decreased by 5.9% as compared to the same period in 2003, mainly as a result of the sales volume decline in bottled water, which accounted for more than 60% of the volume decrease, and CSDs accounting for the balance. During the quarter, we launched Coca-Cola vanilla in order to reinvigorate the cola category.

Income from Operations

Gross profit totaled Ps.383.9 million during the first quarter of 2004, reaching a 45.3% gross margin during the same period. Operating income was Ps.36.2 million, reaching a 4.3% margin during the first quarter of 2004. During the quarter, the company experienced higher marketing expenses as a percentage of total revenues, related to the introduction of returnable bottles and the implementation of commercial activities to improve our point of sale execution.

VENEZUELAN OPERATING RESULTS

Revenues

Total revenues reached Ps.980.2 million during the first quarter of 2004 and average price per unit case in Venezuela reached Ps.23.97 (U.S.$2.15), as a result of a 13.6% weighted average price increase implemented during the first quarter of 2004. Despite the price increases implemented during the first quarter of 2004, our volume increased 44.5% compared to the first quarter of 2003, when political unrest in Venezuela due to a national strike in January of 2003 made it practically impossible for Panamco to run these operations on a regular basis. The increase was also driven by our packaging and pricing segmentation strategies implemented during the quarter. During the quarter we launched Coca-Cola vanilla, in order to expand our existing cola category line, and a 2.25 Lt PET presentation of Grapette, our existing value protection brand.

Income from Operations

Gross profit totaled Ps.391.4 million during first quarter of 2004, reaching a 39.9% gross margin during the same period. During the quarter, we experienced raw material price increases due to the devaluation of the Venezuelan Bolivar versus the U.S. dollar.

Operating income was Ps.65.5 million reaching an operating income margin of 6.7% during the first quarter of 2004, mainly driven by lower fixed cost absorption due to the volume seasonality of the business as compared with the fourth quarter of 2003.

BRAZILIAN OPERATING RESULTS

Revenues

Total revenues reached Ps.1,073.1 million during the first quarter of 2004. Average price per unit case was Ps.16.12 (U.S.$1.44) during this period, as a result of the combined effect of (i) revenue management initiatives, which have been implemented since we took over the operations, and (ii) the reduction of sales volume concentration in the 2.0 Lt PET presentations, from more than 60% of total sales volume in the first quarter of 2003 to 56% in the same period of 2004.

During the first quarter of 2004, CSD sales volume in our Brazilian territories decreased by 6.7% as compared to the same period in 2003, including the reduction of 23.3% in value protection brands. Beer sales volume, performed by Kaiser, declined 6.8% in the first quarter of 2004 as compared to the same period in 2003. During the quarter, sales volume in our cola category remained almost flat due to the packaging diversification strategy we have been implementing since May 2003.

Income from Operations

Gross profit during the first quarter of 2004 totaled Ps.413.3 million, reaching a 38.6% margin. Operating income was Ps.79.1 million during the first quarter of 2004, reaching an operating margin of 7.4%, driven by lower fixed cost absorption due to the volume seasonality of the business as compared with the fourth quarter of 2003 and higher administrative expenses related to setting up our Mercosur headquarter in Sao Paulo.

ARGENTINE OPERATING RESULTS

Financial information and sales volume figures in our Argentine operations were not affected by the Panamco acquisition and therefore are fully comparable with previous periods.

Revenues

Total revenues reached Ps.625.3 million, a 17.8% increase as compared to the first-quarter of 2003 and the average price per unit case grew by 1.7% over the first-quarter of 2003 to Ps.15.94 (U.S.$1.43).

In the first quarter of 2004, total sales volume in our Argentine territory reached 37.1 MUC, a 17.5% increase as compared to the same period of 2003, mainly driven by brand Coca-Cola, which represented more than 50.0% of the total growth and the increase of our sales volume in returnable presentations, which accounted for 27.5% during the quarter as compared to 22.9% in the same period of 2003. In the first quarter of 2004 we achieved our best first quarter in the franchise history, in terms of sales volume and operating income margin.

Income from Operations

Gross profit as a percentage of total revenues, increased by 410 basis points from 37.3% in the first quarter of 2003 to 41.4% in 2004. This improvement was the combination of higher sales volume and operating efficiencies achieved during the quarter, which more than offset increases in raw material prices.

In Argentina, operating expenses as a percentage of total revenues decreased 470 basis points from 27.0% in the first quarter of 2003 to 22.3% in the first quarter of 2004, as a result of strict cost-control selling initiatives and a decline in fixed cost administrative expenses related to the migration of certain executives to the headquarters of our Mercosur division based in Sao Paulo. Operating income during the first quarter of 2004 in our Argentine territories was Ps.105.6 million and operating margin grew to 16.9%, an increase of 910 basis points as compared to first quarter of 2003.

CONFERENCE CALL INFORMATION

Our first-quarter 2004 Conference Call will be held on: April 26, 2004, 10:30 A.M. Eastern Time (9:30 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-396-2383 and International: 617-847-8711.

If you are unable to participate live, an instant replay of the conference call will be available through May 3, 2004. To listen to the replay please dial:
Domestic U.S.: 888- 286-8010 or International: 617-801-6888. Pass code:
98344233.

Coca-Cola FEMSA, S.A. de C.V. produces Coca-Cola, Sprite, Fanta, Lift and other trademark beverages of The Coca-Cola Company in Mexico (a substantial part of central Mexico, including Mexico City and Southeast of Mexico), Guatemala (Guatemala City and surrounding areas), Nicaragua (nationwide), Costa Rica (nationwide), Panama (nationwide), Colombia (most of the country), Venezuela (nationwide), Brazil (greater Sao Paulo, Campinas, Santos, the state of Mato Grosso do Sul and part of the state of Goias) and Argentina (federal capital of Buenos Aires and surrounding areas), along with bottled water, beer and other beverages in some of these territories.

The Company has 32 bottling facilities in Latin America and serves more than 1,500,000 retailers in the region. Coca-Cola FEMSA currently accounts for almost 10% of Coca-Cola global sales, approximately 40% of all Coca-Cola sales in Latin America. The Coca-Cola Company owns a 39.6% equity interest in Coca-Cola FEMSA.



Figures for the Company's operations in Mexico and its consolidated international operations were prepared in accordance with Mexican generally accepted accounting principles ("Mexican GAAP"). All figures are expressed in constant Mexican pesos with purchasing power at March 31, 2004. For comparison purposes, 2003 and 2004 figures from the Company's operations have been restated taking into account local inflation of each country with reference to the consumer price index and converted from local currency into Mexican pesos using the exchange rate as of the end of the period. In addition, all comparisons in this report for the first quarter of 2004, which ended on March 31, 2004, are made against the figures for the comparable period in 2003, unless otherwise noted.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA's future performance and should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management's expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA's control that could materially impact the Company's actual performance.

References herein to "U.S.$" are to United States dollars. This news release contains translations of certain peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that the peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.


                          (5 pages of tables to follow)

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
Consolidated Balance Sheet
As of March 31, 2004 and December 31, 2003
Millions of Mexican pesos (Ps.)
Expressed in currency with purchasing power as of March 31, 2004


ASSETS                                 2004       2003     LIABILITIES & STOCKHOLDERS' EQUITY            2004      2003
-------------------------------------------------------    -------------------------------------------------------------
Current Assets                                             Current Liabilities
  Cash and cash equivalents      Ps.  2,533 Ps.  2,835       Short-term bank loans and notes        Ps. 2,007 Ps. 3,010
-------------------------------------------------------      Interest payable                             380       380
  Accounts receivable:                                       Suppliers                                  3,485     3,443
   Trade                              1,023      1,360       Accounts payable and others                2,043     1,699
   Notes                                104         87       Taxes payable                                952     1,050
   Prepaid taxes                        644      1,106     -------------------------------------------------------------
   Other                                560        396     Total Current Liabilities                    8,867     9,582
-------------------------------------------------------    -------------------------------------------------------------
  Total accounts receivable           2,331      2,949     Long-term bank loans                        25,588    26,476
-------------------------------------------------------    Pension plan and seniority premium             591       595
  Inventories                         2,320      2,228     Other liabilities                            2,940     2,621
  Prepaid expenses                      211        205     -------------------------------------------------------------
-------------------------------------------------------    Total Liabilities                           37,986    39,274
Total current assets                  7,395      8,217     -------------------------------------------------------------
-------------------------------------------------------    Stockholders' Equity
Property, plant and equipment                              -------------------------------------------------------------
  Land                                2,375      2,531     Minority interest                               81       167
  Buildings, machinery and equipment 24,835     24,552     -------------------------------------------------------------
  Accumulated depreciation          -10,834    -10,617     Majority interest
  Construction in progress              645        681       Capital stock                              2,697     2,697
  Bottles and cases                     946        973       Additional paid in capital                11,540    11,540
-------------------------------------------------------      Retained earnings of prior years          11,417     9,585
Total property, plant and equipment  17,967     18,120       Net income for the period                    868     2,353
-------------------------------------------------------      Cumulative results of holding non-
Investment in shares                    519        538        monetary assets                          -3,010    -3,139
Deferred charges, net                 1,372      1,352     -------------------------------------------------------------
Intangibles                          34,326     34,250     Total majority interest                     23,512    23,036
-------------------------------------------------------    -------------------------------------------------------------
TOTAL ASSETS                     Ps. 61,579 Ps. 62,477     Total stockholders' equity                  23,593    23,203
=======================================================    -------------------------------------------------------------
                                                           TOTAL LIABILITIES & EQUITY               Ps.61,579 Ps.62,477
                                                           =============================================================



Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the three months ended March  31, 2004 and 2003
Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2004



                                    -------------------------- -------------------- ---------------- --------------------
                                           Consolidated              Mexican        Central American      Colombian
                                                                    Operations         Operations         Operations
                                    -------------------------- -------------------- ------------------------------------
                                                                            %Total          %Total              %Total
                                        2004    2003    % VAR      2004    Revenues  2004  Revenues     2004   Revenues
----------------------------------- -------------------------- -------------------- --------------- --------------------
Sales Volume (millions unit cases)     440.8   150.2    193.5       228.3            26.5                 41.6
Average unit price per unit case       23.52   28.65    (17.9)      26.51           31.23                20.39
----------------------------------- -------------------------- -----------          ------          -----------
Net revenues                        10,367.4 4,303.5    140.9     6,052.1           827.2                848.3
Other operating revenues                71.6    53.1     34.8        45.5             3.5                    -
----------------------------------- -------------------------- -------------------- --------------- --------------------
Total revenues                      10,439.0 4,356.6    139.6     6,097.6    100.0  830.7    100.0       848.3    100.0
Cost of sales                        5,388.6 2,100.6    156.5     2,865.4     47.3  432.8     52.3       464.4     54.8
----------------------------------- -------------------------- -------------------- --------------- --------------------
Gross profit                         5,050.4 2,256.0    123.9     3,232.2     53.4  397.9     48.1       383.9     45.3
----------------------------------- -------------------------- -------------------- --------------- --------------------
 Administrative expenses               601.6   337.9     78.0       354.1      5.8   60.2      7.2        48.1      5.7
 Selling expenses                    2,876.1   873.4    229.3     1,696.5     27.8  232.8     28.0       299.7     35.3
----------------------------------- -------------------------- -------------------- --------------- --------------------
Operating expenses                   3,477.7 1,211.3    187.1     2,050.6     33.6  293.0     35.3       347.8     41.0
----------------------------------- -------------------------- -------------------- --------------- --------------------
Goodwill amortization                      -     5.9   (100.0)          -        -      -        -           -        -
----------------------------------- -------------------------- -------------------- --------------- --------------------
Operating income                     1,572.7 1,038.8     51.4     1,181.6     19.4  104.9     12.6        36.2      4.3
----------------------------------- -------------------------- -------------------- --------------- --------------------
 Interest expense                      577.9    98.9    484.4
 Interest income                        32.2    67.1    (52.0)
 Interest expense, net                 545.8    31.8  1,616.2
 Foreign exchange loss (gain)          (58.6)   19.4   (402.2)
 Loss (gain) on monetary position     (460.2)   17.3 (2,760.1)
----------------------------------- --------------------------
Integral cost of financing              26.9    68.5    (60.7)
Other (income) expenses, net            66.2    57.8     14.6
----------------------------------- --------------------------
Income before taxes                  1,479.5   912.5     62.1
Taxes                                  611.0   421.6     44.9
----------------------------------- --------------------------
Consolidated net income                868.6   490.9     76.9
----------------------------------- --------------------------
Majority net income                    868.4   490.9     76.9
                                    --------------------------
Minority net income                      0.2       -        -
----------------------------------- -------------------------- -------------------- --------------- --------------------
Non-cash items (2)                     569.6   222.4    156.1       339.0      5.6   56.5      6.8        67.0      7.9
----------------------------------- -------------------------- -------------------- --------------- --------------------


(1)  Except volume and average price per unit case figures.
(2) Depreciation, amortization and other non-cash items (including returnable bottle breakage expense).

Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries
INCOME STATEMENT
For the three months ended March  31, 2004 and 2003
Expressed in million of Mexican pesos(1) with purchasing power as of March 31, 2004


                                            ----------------- --------------------  ------------------------------------
                                               Venezuelan           Brazilian               Argentine Operations
                                                Operations         Operations
                                            --------------------------------------  ------------------------------------
                                                     % Total              % Total          % Total        % Total  % VAR
                                               2004  Revenues       2004  Revenues   2004  Revenues 2003  Revenues
------------------------------------------  ----------------- --------------------  ------------------------------------
Sales Volume(millions unit cases)              40.9                 66.4             37.1           31.6           17.5
Average unit price per unit case              23.97                16.12            15.94          15.67            1.7
------------------------------------------  --------          -----------           ------         ------         ------
Net revenues                                  979.7              1,070.6            591.9          495.3           19.5
Other operating revenues                        0.5                  2.5             33.4           35.7           (6.4)
------------------------------------------  ----------------- --------------------  ------------------------------------
Total revenues                                980.2    100.0     1,073.1    100.0   625.3    100.0 531.0    100.0  17.8
Cost of sales                                 588.8     60.1       659.7     61.6   380.4     64.3 346.2     69.9   9.9
------------------------------------------  ----------------- --------------------  ------------------------------------
Gross profit                                  391.4     39.9       413.3     38.6   244.9     41.4 184.8     37.3  32.5
------------------------------------------  ----------------- --------------------  ------------------------------------
 Administrative expenses                       53.4      5.4        85.2      7.9    13.8      2.2  30.0      5.6 (54.0)
 Selling expenses                             272.5     27.8       249.0     23.2   125.6     20.1 113.3     21.3  10.9
------------------------------------------  ----------------- --------------------  ------------------------------------
Operating expenses                            325.9     33.2       334.2     31.1   139.4     22.3 143.3     27.0  (2.7)
------------------------------------------  ----------------- --------------------  ------------------------------------
Goodwill amortization                             -        -           -        -       -        -     -        -   na
------------------------------------------  ----------------- --------------------  ------------------------------------
Operating income                               65.5      6.7        79.1      7.4   105.6     16.9  41.5      7.8 154.2
------------------------------------------  ----------------- --------------------  ------------------------------------
 Interest expense
 Interest income
 Interest expense, net
 Foreign exchange loss (gain)
 Loss (gain) on monetary position
------------------------------------------
Integral cost of financing
Other (income) expenses, net
------------------------------------------
Income before taxes
Taxes
------------------------------------------
Consolidated net income
------------------------------------------
Majority net income
Minority net income
------------------------------------------  ----------------- --------------------  ------------------------------------
Non-cash items (2)                             56.0      5.7        20.4      1.9    30.7      4.9  46.2      8.7 (33.5)
------------------------------------------  ----------------- --------------------  ------------------------------------


(1)  Except volume and average price per unit case figures.
(2) Depreciation, amortization and other non-cash items (including returnable bottle breakage expense).

                              SELECTED INFORMATION

For the three months ended March 31, 2004 and 2003

Expressed in million Mexican pesos as of March 31, 2004

                -----------                          -------------
                  1Q 2003                               1Q 2004
---------------------------            ---------------------------
Capex                364.1             Capex                409.0
---------------------------            ---------------------------
Depreciation         125.6             Depreciation         307.4
---------------------------            ---------------------------
Amortization                           Amortization &
 & Others             96.8              Others              262.2
---------------------------            ---------------------------

VOLUME (MUC)
Expressed in million unit cases



                                     -------------------------------------- --------------------------------------------
                                                    1Q 2003                                   1Q 2004
                                     -------------------------------------- --------------------------------------------
                                     Colas Flavors Water  Beer Others Total      Colas Flavors  Water  Beer Others Total
--------------------------------------------------------------------------- --------------------------------------------
Mexico (1)                           133.3   43.1   50.2   0.0   1.5 228.1        139.0   43.9    44.4  0.0   1.0 228.3
Central America                       16.6    6.3    1.1   0.0   0.6  24.6         18.0    6.8     1.2  0.0   0.5  26.5
Colombia                              27.0    9.6    7.5   0.0   0.1  44.2         26.6    9.0     5.9  0.0   0.1  41.6
Venezuela                             16.5    8.0    2.3   0.0   1.5  28.3         22.7   12.0     3.7  0.0   2.5  40.9
Brazil                                37.2   18.5    3.0  11.7   0.5  70.9         37.1   14.9     3.1 10.9   0.4  66.4
Argentina                             22.1    9.0    0.4   0.0   0.1  31.6         25.3   11.4     0.3  0.0   0.1  37.1
--------------------------------------------------------------------------- --------------------------------------------
Total                                252.7   94.5   64.5  11.7   4.3 427.7        268.7   98.0    58.6 10.9   4.6 440.8
--------------------------------------------------------------------------- --------------------------------------------


(1) Water volume includes 3.1 MUC and 2.1 MUC of Ciel 5.0 Lt presentation in 1Q2003 and 1Q2004, respectively.




PACKAGE MIX BY PRESENTATION
Expressed as a percentage of Total Volume


                                     --------------------------             --------------------------------
                                              1Q 2003                                   1Q 2004
                                     --------------------------             --------------------------------
                                      Ret  Non-Ret Fountain Jug                  Ret     Non-Ret Fountain Jug
---------------------------------------------------------------             --------------------------------
Mexico (1)                            27.0    54.9     1.3 16.8                     28.8    55.2     1.3 14.7
Central America                       49.9    44.3     5.8    -                     52.7    42.5     4.8    -
Colombia                              52.4    37.4     2.6  7.6                     53.2    37.0     3.1  6.7
Venezuela                             33.5    60.9     2.5  3.1                     32.1    61.0     2.6  4.3
Brazil                                10.7    85.6     3.7    -                     10.2    87.0     2.8    -
Argentina                             22.9    73.2     3.9    -                     27.5    69.1     3.4    -
---------------------------------------------------------------             --------------------------------


                                   March 2004
                            Macroeconomic Information

                  -------------------------------      ----------------
                                                            Foreign
                              Inflation                   Exchange Rate
                        LTM      YTD     1Q 2004        (Per US Dollar)*
                  -------------------------------      ----------------

   ------------   -------------------------------      ----------------
   Mexico                4.23%   1.57%      1.57%               11.17
   Colombia              5.98%   2.87%      2.87%            2,678.16
   Venezuela            23.56%   6.35%      6.35%            1,920.00
   Brazil                6.50%   1.72%      1.72%                2.91
   Argentina             2.72%   0.80%      0.80%                2.86
   ------------   -------------------------------      ----------------

                         * Figures as of March 31, 2004

                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       FOMENTO ECONOMICO MEXICANO, S.A. DE C.V.

                                       By: /s/ Federico Reyes
                                       ----------------------------
                                       Federico Reyes
                                       Chief Financial Officer


Date:  April 26, 2004